S H I W A N A

T H E   R A I N M A K E R S

July 27, 2005

By Fax and Fed Ex

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, DC 20549

Attn: Howard M. Baik

Re:	Shiwana, Inc.
Registration Statement on Form SB-2
File No. 333-118255

Ladies and Gentlemen:

Shiwana, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement, as amended by Amendment No. 5, be accelerated so that the same may become effective on Friday, July 29, 2005, or as soon thereafter as may be practicable.

The Company acknowledges that,

1. should the Commission or the staff, acting pursuant to delegated authority, declare the above referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclose in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

There is no underwriter or dealer who is anticipated to participate in the offering of the shares to be sold pursuant to the subject registration statement. Therefore, there has been no distribution of prospectuses to any underwriter or dealer to report pursuant to Rule 460.

Sincerely,

SHIWANA, INC.

/s/    Tim R. Sensenig

Tim R. Sensenig

Co-Chief Executive Officer

1320 TOWER RD  •  SCHAUMBURG, IL  •  60173

PHONE: (487) 598-3750  •  FAX: (847) 598-3710

WWW.SHIWANA.COM